71.9.
9/1

SECU 09042073 SSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31206

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2008 AND ENDING 6/30/2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wunderlich Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 POPLAR AVENUE, SUITE 150
(No. and Street)

MEMPHIS TN 38119
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. STEPHEN BONNEMA - CFO- WUNDERLICH SECURITIES (901) 251-1330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WATKINS UIBERALL, PLLC
(Name – *if individual, state last, first, middle name*)

1661 AARON BRENNER DRIVE, SUITE 300 MEMPHIS TN 38120
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
6/24

OATH OR AFFIRMATION

I, STEPHEN BONNEMA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WUNDERLICH SECURITIES, INC., as of JUNE 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENNA M. CAGLE
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY
My Commission Expires: 02-28-2012

Signature

CFO/COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	3
Statements of Changes in Financial Condition	5
Statements of Changes in Stockholders' Equity	6
Statements of Changes in Liabilities Subordinated to the Claims of General Creditors	8
Statements of Cash Flows	9
Notes to Financial Statements	11
SUPPLEMENTAL INFORMATION	
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15(c) 3-1(a)(1) Under the Securities Exchange Act of 1934	21
INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL OF A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	22

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

1661 Aaron Brenner Drive • Suite 300
Memphis, Tennessee 38120
901.761.2720 • Fax: 901.683.1120

499 Gloster Creek Village • Suite F-9
Tupelo, Mississippi 38801
662.269.4014 • Fax: 662.269.4016

www.wucpas.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wunderlich Securities, Inc.
Memphis, Tennessee

We have audited the accompanying statements of financial condition of Wunderlich Securities, Inc., a wholly owned subsidiary of Wunderlich Investment Company, Inc., (the Company) as of June 30, 2009 and 2008, and the related statements of changes in financial condition, changes in stockholders' equity, statement of changes in liabilities subordinated to the claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wunderlich Securities, Inc. as of June 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to

the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watkins Uiberall, PLLC

Memphis, Tennessee
August 27, 2009

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENTS OF FINANCIAL CONDITION

June 30, 2009 and 2008

Assets

	2009	2008
Cash and cash equivalents	$ 5,475,760	$ 7,641,887
Cash segregated under federal and other regulations	24,930	24,965
Securities owned, at estimated fair value	611,215	602,533
Receivable from clearing organizations	2,891,462	2,157,301
Receivable from other brokers or dealers	-	60,634
Prepaid expenses	507,813	375,190
Deferred expenses	2,739,303	284,851
Property and equipment, net of accumulated depreciation	1,763,431	876,483
Intangible assets, net of accumulated amortization	418,458	555,949
Other assets	1,356,199	621,135
Prepaid federal and state taxes	75,598	242,677
Deferred taxes	1,558,190	81,158
Total assets	$ 17,422,359	$ 13,524,763

The accompanying notes are an integral part of the financial statements.

Liabilities and Stockholders' Equity

	2009	2008
Liabilities:		
Accounts payable and accrued expenses	$ 1,067,149	$ 890,031
Accrued compensation	3,459,820	3,445,374
Payable to affiliates	387,911	857,760
Securities sold, not yet purchased, at market value	9,050	19,993
Notes payable to clearing organization	1,050,000	1,400,000
Deferred taxes	288,310	52,201
	6,262,240	6,665,359
Stockholders' equity:		
Preferred stock, 9% noncumulative, $40 par value; 7,500 shares authorized, issued, and outstanding	300,000	300,000
Common stock, $1 par value; 66,500 shares authorized, 65,362 shares issued and outstanding at June 30, 2009 and June 30, 2008	65,362	65,362
Additional paid-in capital	11,023,181	4,523,181
Retained earnings (deficit)	(228,424)	1,970,861
	11,160,119	6,859,404
Total liabilities and stockholders' equity	$ 17,422,359	$ 13,524,763

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENTS OF CHANGES IN FINANCIAL CONDITION

For the Years Ended June 30, 2009 and 2008

	2009	2008
Revenues:		
Commissions and trading gains	$ 49,033,624	$ 44,347,006
Interest and dividend income	601,646	1,026,249
Total revenues	49,635,270	45,373,255
Expenses:		
Employee compensation and benefits	37,772,337	33,703,880
Communications	2,711,054	1,767,263
Occupancy	2,887,231	2,191,375
Insurance	180,425	193,651
Professional fees	1,974,097	1,019,108
Brokerage and clearing costs	4,717,466	1,508,570
Other selling, general, and administrative expenses	2,697,585	1,689,669
Total expenses	52,940,195	42,073,516
Income (loss) before taxes	(3,304,925)	3,299,739
Provision for Federal and State Taxes		
Current benefit (expense)	(135,283)	(1,416,392)
Deferred tax benefit	1,240,923	53,938
Net income (loss)	$ (2,199,285)	$ 1,937,285

The accompanying notes are an integral part of the financial statements.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended June 30, 2009 and 2008

	Preferred Stock		Common Stock	
	Shares	Amount	Shares	Amount
Balance at June 30, 2007	7,500	$ 300,000	65,362	$ 65,362
Net income	-	-	-	-
Balance at June 30, 2008	7,500	300,000	65,362	65,362
Capital contribution	-	-	-	-
Net loss	-	-	-	-
Balance at June 30, 2009	7,500	$ 300,000	65,362	$ 65,362

The accompanying notes are an integral part of the financial statements.

Additional paid-in capital	Retained earnings (deficit)	Total stockholders' equity
$ 4,523,181	$ 33,576	$ 4,922,119
-	1,937,285	1,937,285
4,523,181	1,970,861	6,859,404
6,500,000	-	6,500,000
-	(2,199,285)	(2,199,285)
$ 11,023,181	$ (228,424)	$ 11,160,119

WUNDERLICH SECURITIES
(A WHOLLY OWNED, SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

For the Years Ended June 30, 2009 and 2008

Subordinated borrowings at June 30, 2007	$ 1,750,000
Payment of subordinated notes	(350,000)
Subordinated borrowings at June 30, 2008	1,400,000
Payment of subordinated notes	(350,000)
Subordinated borrowings at June 30, 2009	$ 1,050,000

The accompanying notes are an integral part of the financial statements.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2009 and 2008

	2009	2008
Cash Flows Provided By (Used For) Operating Activities:		
Net income (loss)	$ (2,199,285)	$ 1,937,285
Adjustments to Reconcile Net Income to Net Cash Provided By (Used For) Operating Activities:		
Depreciation and amortization	564,045	481,552
Loss on sale of property and equipment	-	952
Changes in Operating Assets and Liabilities:		
Cash segregated under federal and other regulations	35	35
Securities owned	(8,682)	641,755
Receivable from clearing organizations	(734,161)	229,883
Receivables from other brokers or dealers	60,634	4,696
Prepaid expenses	(132,623)	(125,860)
Deferred expenses	(2,454,452)	53,462
Receivable and payable from affiliates	(469,849)	1,305,857
Other assets	(735,064)	(389,520)
Deferred taxes	(1,073,844)	(346,615)
Accounts payable and accrued expenses	177,118	269,257
Accrued compensation	14,446	798,744
Securities sold, not yet purchased	(10,943)	18,525
Total adjustments	(4,803,340)	2,942,723
Net cash provided by (used for) operating activities	(7,002,625)	4,880,008
Cash Flows From (Used For) Investing Activities:		
Purchases of property and equipment	(1,313,502)	(434,206)
Cash Flows From (Used For) Financing Activities:		
Principal payments on subordinated debt	(350,000)	(350,000)
Proceedes from contributed capital	6,500,000	-
Net cash from (used for) financing activities	6,150,000	(350,000)

The accompanying notes are an integral part of the financial statements.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENTS OF CASH FLOWS (CONTINUED)

For the Years Ended June 30, 2009 and 2008

	2009	2008
Net increase (decrease) in cash and cash equivalents	$ (2,166,127)	$ 4,095,802
Cash and cash equivalents beginning of year	7,641,887	3,546,085
Cash and cash equivalents end of year	$ 5,475,760	$ 7,641,887
Supplemental disclosures:		
Cash paid during the year for interest	$ 38,845	$ 81,639
Cash paid during the year for income taxes	$ 226,000	$ 718,839

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Wunderlich Securities, Inc. (the Company) is a fully disclosed broker-dealer of investment securities. Primarily, the Company is a retail broker, and has branch offices in Memphis, Tennessee, Houston, Texas, St. Louis, Missouri, Chicago, Illinois, New York, New York, Mineola, New York, Great Neck, New York, Hartville, Ohio, Baltimore, Maryland, Birmingham, Michigan, Denver, Colorado, Nashville, Tennessee, and Yardley, Pennsylvania. Since the Company is a fully disclosed broker-dealer, substantially all of its transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of Wunderlich Investment Company, Inc (WIC).

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(1)), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2009 the Company had net capital of $3,837,717, which was $3,250,822 in excess of its required net capital of $586,895, and the Company's net capital ratio was 2.29 to 1. At June 30, 2008 the Company had net capital of $4,892,163, which was $4,454,581 in excess of its required net capital of $437,582, and the Company's net capital ratio was 1.34 to 1.

Clearing Arrangement

All customer accounts, other than certain mutual funds and annuities, are carried with First Clearing, LLC (First Clearing), a member of the New York Stock Exchange and Ridge Clearing and Outsourcing (Ridge), a member of the New York Stock Exchange. The Company's commissions are collected by First Clearing and Ridge as the Company's clearing firms. The clearing firms remit the commissions, net of clearing charges, to the Company at least monthly.

Customer Transactions

The Company does not hold any securities in safekeeping for its clients.

Cash and Cash Equivalents

The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

For purposes of the statement of cash flows, the Company considers all money market funds and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, with unrealized gains and losses included in operations.

Deposits with Clearing Organization

The Company maintains a margin account with First Clearing and Ridge. Depending on the Company's cash needs or the amount of securities inventory at the time, these accounts may represent excess cash on deposit or margin loan payable.

Included in receivable from clearing organizations are clearing deposit accounts that the clearing companies require the Company to maintain with certain minimum balance in cash or cash equivalents. The deposits are maintained in separate interest bearing accounts. At June 30, 2009 and 2008, the balance in the clearing deposit account at First Clearing amounted to $114,578 and $113,749, respectively. At June 30, 2009 and 2008, the balances in the clearing deposit account at Ridge amounted to $252,310 and $250,756, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is calculated using both straight-line and accelerated methods over the estimated useful lives of the assets, which range from two to seven years.

Income Taxes

The Company is included in the consolidated federal income tax return of Wunderlich Investment Company, Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Wunderlich Investment Company, Inc.

The Company has adopted Statement of Financial Accounting Standards Number 109, *Accounting for Income Taxes* (SFAS 109). Under SFAS 109 deferred income taxes arise from temporary differences between the financial statement and tax basis of assets and liabilities. The Company's deferred taxes primarily result from timing differences in the recognition of depreciation and net operating loss carry-forwards for financial reporting and tax reporting purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offering in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded when received, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Costs

All advertising costs are expensed as incurred. Advertising costs for the years ended June 30, 2009 and 2008 was $18,889 and $22,917, respectively.

NOTE 2 – FAIR VALUE MEASUREMENT

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the company has the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The observable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

As classified in the hierarchy defined in Statement of Financial Accounting Standards No. 157, Fair Value Measurements, all investments held by the Company would be considered Level 1, as their fair market values are determined using unadjusted quoted prices for identical assets in active markets accessible at the measurement date.

Securities owned are carried at estimated fair value and consists of the following as of June 30:

	2009	2008
U.S. governmental obligations	$ 24	$ 42,431
State and local government obligations	483,194	410,019
Corporate stock	127,997	150,083
	$ 611,215	$ 602,533

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment and the related accumulated depreciation consists of the following at June 30:

	2009	2008
Office furniture and equipment	$ 2,464,031	$ 2,092,098
Leasehold improvements	425,215	570,857
	2,889,246	2,662,955
Less accumulated depreciation	(1,125,815)	(1,786,472)
	$ 1,763,431	$ 876,483

Depreciation expense for the years ended June 30, 2009 and 2008 was $426,554 and $280,286.

NOTE 4 – PROFIT SHARING PLAN

The Company has a 401(k) profit-sharing plan for all full time employees. The 401(k) plan provides for voluntary contributions to the plan. The Company matches fifty percent of employee's contributions up to four percent of employee's eligible compensation. The Company's match for the years ended June 30, 2009 and 2008 was $240,064 and $224,648, respectively. In addition to this match the Company may make discretionary profit sharing contributions to this plan. However, for the years ended June 30, 2009 and 2008, no such contributions were made. Employees become fully vested in employer contributions after three years of service.

NOTE 5 – DEFERRED EXPENSE

Wunderlich Securities, Inc. has entered into employment agreements with certain employees. Wunderlich Securities, Inc. advanced amounts to the employees in return for the employees' commitment to be employed for a specified period. The agreements call for Wunderlich Securities, Inc. to forgive these advances over the employment periods which range from 30 to 60 months. The advances are expensed ratably over the term of the agreements. Total expense for the years ended June 30, 2009 and 2008 was $296,521 and $147,713 respectively, and was included in employee compensation and benefits.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has receivables from (payables to) related companies of the following as of June 30:

	2009	2008
Wunderlich Investment Company, Inc.	$ (397,160)	$ (867,009)
Wunderlich Capital Markets, Inc.	9,249	9,249
	$ (387,911)	$ (857,760)

During 2009 and 2008, the Company paid Wunderlich Investment Company, Inc. $360,000 and $360,000, respectively, in recovery of direct overhead expenses and other administrative and management services provided. These amounts are all included in other selling, general, and administrative expenses.

NOTE 7 – INTANGIBLE ASSETS

Intangible assets at June 30, 2009 and 2008 consisted of the following:

	Asset Life (Years)	2009 Cost	2009 Accumulated Amortization	2009 Net Carrying Value
Amortizable intangible assets:				
Employee agreements	3 to 5	$ 126,600	$ (70,529)	$ 56,071
Representative relationships	7	628,100	(308,213)	319,887
		754,700	(378,742)	375,958
Non-amortizable intangible assets				
Trade name		42,500	-	42,500
		$ 797,200	$ (378,742)	$ 418,458

	Asset Life (Years)	2008 Cost	2008 Accumulated Amortization	2008 Net Carrying Value
Amortizable intangible assets:				
Employee agreements	3 to 5	$ 126,600	$ (40,302)	$ 86,298
Representative relationships	7	628,100	(200,949)	427,151
		754,700	(241,251)	513,449
Non-amortizable intangible assets				
Trade name		42,500	-	42,500
		$ 797,200	$ (241,251)	$ 555,949

NOTE 8 – INCOME TAXES

The provision for income taxes consisted of the following for the year ended June 30, 2009 and 2008:

	2009	2008
Current:		
Federal	$ (21,717)	$ 175,000
State	157,000	1,241,392
	135,283	1,416,392
Deferred:		
Federal	(1,022,027)	(60,327)
State	(218,896)	6,389
	(1,240,923)	(53,938)
	$ (1,105,640)	$ 1,362,454

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets at June 30, 2009 and 2008 are as follows:

Deferred tax assets related to:	2009	2008
Net operating loss carryforwards		
Federal	$ 1,155,684	$ -
State	155,000	-
Intangible assets, net		
Federal	86,609	57,933
State	30,568	11,075
Legal reserves		
Federal	96,330	10,200
State	33,999	1,950
	$ 1,558,190	$ 81,158
Deferred tax liabilities related to:		
Property and equipment, net		
Federal	$ 293,105	$ 44,642
State	(4,795)	7,559
	$ 288,310	$ 52,201

The amounts have been presented in the Company's financial statements as follows:

	2009	2008
Deferred tax assets		
Federal	$ 1,338,623	$ 68,133
State	219,567	13,025
	$ 1,558,190	$ 81,158
Deferred tax liabilities		
Federal	$ 293,105	$ 44,642
State	(4,795)	7,559
	$ 288,310	$ 52,201

Based on the Company's operating results and projections of future taxable income, management has determined that it is more likely than not that the Company will realize its deferred tax assets.

As of June 30, 2009, the Company had net operating loss carryforwards for federal and state tax purposes. The state net operating loss carryforwards amounted to $2,297,000 and expire June 30, 2024. The federal net operating loss carryforwards amounted to $3,399,071 and expire June 30, 2029.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Leases

At June 30, 2009, the Company was obligated under various leases for office space and equipment. The future minimum lease payments as of June 30 are as follows:

2010	$ 1,677,931
2011	1,673,358
2012	1,468,289
2013	1,216,318
2014	911,983
Thereafter	1,959,753
	$ 8,907,632

Rent expense for the years ending June 30, 2009 and 2008 was approximately $1,573,774 and $1,506,886, respectively.

As part of its building leases, the Company obtained a letter of credit from a bank in the amount of $177,000 for its Chicago building lease and $34,283 for its New York City building lease.

Legal Matters

The Company is involved in various legal matters arising in the ordinary course of business; however, management does not feel that any ongoing litigation will materially affect the financial statements. Additionally, the Company has accrued approximately $215,000 as a reserve for legal expenses.

NOTE 10 – NOTES PAYABLE

The Company has a subordinated note payable to a clearing organization in the amount of $600,000 as of June 30, 2009 and $800,000 as of June 30, 2008. The note requires interest annually at the prime rate plus .25%, currently 3.5%. The loan will be repaid over the next four years with annual payments of $200,000 plus accrued interest payable due on August 30th.

The Company has a subordinated note payable to a clearing organization in the amount of $450,000 as of June 30, 2009 and $600,000 as of June 30, 2008. The note requires interest annually at the prime rate plus .25%, currently 3.5%. The loan will be repaid over the next four years with annual payments of $150,000 plus accrued interest payable due on May 31st.

At June 30, 2009, future maturities of long-term debt are as follows:

2010	$ 350,000
2011	350,000
2012	350,000
	$ 1,050,000

NOTE 11 – STOCK BASED COMPENSATION

The Company has established an incentive stock option plan, Wunderlich Securities, Inc. 2000 Long-Term Incentive and Compensation Plan (the Plan). The purpose of the Plan is to promote the Company's long-term growth and profitability by providing the Company's employees with incentives to improve stockholder value. The Plan permits the granting of stock options on the common stock of Wunderlich Investment Company, Inc.

The options are granted at an exercise price equal to the estimated fair value and employees vest over a three-year period beginning in the third year after the grant. The options expire six and half years after their issuance and are valued using the

Black-Sholes model. Options currently outstanding expire in 2015. Additional information with respect to the Company's outstanding stock options is set forth below:

	Weighted Average Price	Number
Options:		
Outstanding, beginning of year	$ -	-
Expired	-	-
Granted	8.75	91,000
Outstanding, end of year	$ 8.75	91,000

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

COMPUTATION OF NET CAPITAL UNDER RULE 15(c) 3-1 (a) (1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2009 and 2008

	2009	2008
Total capital per financial statements	$ 11,160,119	$ 6,859,404
Add:		
Liabilities subordinated to claims of general creditors	1,050,000	1,400,000
Deferred taxes	81,158	
Deductions:		
Total nonallowable assets	(8,495,096)	(3,193,692)
Net capital before haircuts on securities positions	3,796,181	5,065,712
Haircuts on securities positions:		
Exempted securities	(27,692)	(16,955)
Debt securities	(4,105)	(2,183)
Other securities	(110,011)	(154,411)
Net capital	$ 3,654,373	$ 4,892,163

Computation of Basic Net Capital Requirement

	2009	2008
Aggregate indebtedness	$ 8,799,019	$ 6,563,739
Net capital requirement	$ 586,895	$ 437,582
Excess net capital	$ 3,067,478	$ 4,454,581
Aggregate indebtedness to net capital	241%	134%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences that exist between the net capital computation above and the computation included in the corresponding amended un-audited FOCUS Report, Form X-17 A-5, Part II for June 30, 2009, as filed on August 20, 2009.

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

1661 Aaron Brenner Drive • Suite 300
Memphis, Tennessee 38120
901.761.2720 • Fax: 901.683.1120

499 Gloster Creek Village • Suite F-9
Tupelo, Mississippi 38801
662.269.4014 • Fax: 662.269.4016

www.wucpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL OF A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Wunderlich Securities, Inc.

In planning and performing our audits of the financial statements of Wunderlich Securities, Inc. (the Company), as of and for the years ended June 30, 2009 and 2008, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are

required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We considered the following deficiencies to be significant deficiencies in internal control.

Under current procedures, signed disbursement checks are customarily returned for mailing to the clerk who prepared the checks. Control over disbursements would be improved if all disbursement checks were transmitted direct to the mail clerk after they are signed.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives

in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Watkins Uiberall, PLLC

Memphis, Tennessee
August 27, 2009

WATKINS
UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF
WUNDERLICH INVESTMENT COMPANY, INC.)

FINANCIAL STATEMENTS AND SCHEDULES

June 30, 2009 and 2008